

Mail Stop 4631

January 29, 2016

Via E-mail
Maxim Temnikov
President and Chief Executive Officer
Helpful Alliance Company
700 West Hillsboro Blvd., Suite 1-100
Deerfield Beach, FL 33441

> **Re: Helpful Alliance Company**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 11, 2015**
> **File No. 333-205358**

Dear Mr. Temnikov:

We have reviewed your registration statement and have the following comments:

Risk Factors, page 9

1. It appears that a substantial portion of company's assets are receivables that are in default as described on pages 45 and 46. To the extent that there are uncertainties or potential delays in connection with the receipt of these receivables, please include a risk factor.

Our executives and Chairman hold similar positions with Helpful Technologies, Inc., an affiliate … page 11

2. Please expand your discussion here to discuss the additional risks posed by the fact that Article X of your third amended and restated articles of incorporation does not require your directors or officers to present potential business opportunities to you if there are any other entities that they may be required to present those business opportunities to.

Selling Stockholders, page 20

3. Please reconcile your statement on page 11 that your directors and officers will beneficially own 10.02% of your company after completion of this offering with the information in your table, which indicates that they will own 7.6% in the aggregate.

Relationship of the Selling Stockholders to the Company, page 23

4. The $1 million and the $400,000 convertible notes held by Zimas LLC are convertible at a rate of $1.60 and $0.40 per share, respectively, as described in exhibits 10.14 and 10.18. Please clarify how you determined that there are 2,333,334 shares issuable upon conversion of these notes, as disclosed here and on page 78. In addition, since Ms. Katz has the right to acquire these shares within 60 days, please also revise your disclosure here and on page 78 to reflect Ms. Katz' beneficial ownership of these shares as defined by Rule 13d-3(d)(1)(i), and provide appropriate footnote disclosure of her beneficial ownership. See Item 403(a) of Regulation S-K.

Use of Proceeds, page 26

5. Please revise your statement at the bottom of page 26 that you will receive gross proceeds of $30,051,316 if all of the shares registered in this offering are sold, as this number appears to include sales of the 525,658 shares offered by selling stockholders.   We understand that you will not receive any proceeds from the sale of shares offered by the selling stockholders.

6. You state that you will not hold proceeds in an escrow account on the cover of the prospectus and on page 79. Please clarify your reference at the top of page 27 to holding the total gross proceeds in an escrow account.

7. You state in footnote 5 to this table and on page 30 that you will spend up to $5,000,000 on a 3-D printer. This exceeds the $3,000,000 allocated in your table. Please revise, here and on pages 31 and 32 or clarify your plan to fund amounts in excess of the proceeds of the offering that you will allocate to the printer that may be necessary to purchase the printer.

Operating Capital, Excl. Items Above, page 32

8. Please revise the final paragraph under this heading to specify what you reserve the right to change the use of proceeds to, and what contingencies would trigger a change in your use of proceeds. Please note that the ability to change the use of proceeds provided by Instruction 7 to Item 504 of Regulation S-K is premised upon the disclosure in your prospectus of the contingencies that would lead to the change in the use of proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Overview, page 35

9. Please revise your discussion of the milestones in your business plan to state the timeframe associated with each milestone. Please also discuss with greater clarity the

anticipated sources of financing and any additional financing that you will need to execute your plan and how you plan to obtain that financing. We note, for example, that you discuss leveraging the land held by your Seasons Creek project to meet your financial needs on page 30, but do not do so here. Please refer to comment 16 of our letter dated December 8, 2015.

10. Please clarify your reference, in the first sentence under this heading and in the penultimate paragraph of page 36, to "growing … in cooperation with other developers." Please also clarify your statement on page 69 that you "have acquired and developed, and will continue to acquire and develop, a portfolio of real-estate construction projects and properties." Please refer to comment 25 of our letter dated December 8, 2015.

Unusual and Irregular Events, page 45

11. You state in the first bullet point under this heading that you will auction the property at 20100 NW 83 PL, Hialeah, Florida at some point in 2016. However, you state on page 29 that you received $133,675 in satisfaction of the loan for which this property served as collateral on December 31, 2015, and that you will use those funds to pay the $112,444 that you owe Zimas LLC. Please reconcile this inconsistency and revise your disclosure here and throughout where you discuss this loan as necessary. Please indicate where appropriate how you will pay Zimas LLC, if not with the proceeds of this note.

12. Please reconcile your statement in the third bullet on page 36 that you paid $600,833 to Marusya in December in satisfaction of your debt, recognizing a $249,167 gain, with your statements on pages 29 and 47 to the effect that you paid $150,000 to Marusya in July 2015 and an additional $750,833 on December 16, 2015 to satisfy your debt. If the latter is correct, please clarify how you calculated your $249,167 gain.

Liquidity and Capital Resources, page 47

13. Please state how long you will be able to fund your operations with your cash currently on hand. Please refer to comment 19 of our letter dated December 8, 2015.

14. Please clarify the meaning of your statement, in the final bullet under this heading and on pages 62 and 81, that the warrant that you placed with AssetsTZ may be redeemed "from the 14,500,000 shares of Common stock offered for sale by the Company in this offering."

Cash Flows, page 48

15. We note you did not comply with prior comment 20. Please expand your disclosure to provide a qualitative and quantitative discussion and analysis of your cash flows from operating, investing, and financing activities for the nine month period ended September

30, 2015 as compared to the nine month period ended September 30, 2014. Include with your next response, the page number(s) of your filing where disclosure has been revised.

16. Please reconcile the amounts shown in your table of estimated operating expenses for the coming fiscal year, as disclosed here, with disclosures of these amounts in your Use of Proceeds section above and the disclosure immediately following this table.

Business, page 56

Engineering Division, page 58

17. You refer here to use of MGO board based SIPs and pre-fabricated non-fragile ceramics. If you intend to use these materials in your products, please discuss the sources of these materials. Refer to Item 101(h)(4)(v) of Regulation S-K.

18. You discuss the impact of building codes on your business generally at the top of page 59. Please revise to discuss the material regulations that you will be required to comply with for your Seasons Creek project in Virginia, and any required governmental approvals. Please refer to comment 23 of our letter dated December 8, 2015, and Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K.

Projects, page 66

19. You say in the penultimate paragraph on this page that you have engaged Summit Construction, and that you may work with them in the construction of your Seasons Creek homes. Please elaborate on the nature of your "engagement" with Summit Construction, and please file any material agreements as exhibits to this registrations statement.

Executive Compensation, page 77

20. Please update your disclosure to reflect the fiscal year ended December 31, 2015. Please refer to Item 402(n)(1) of Regulation S-K.

Management, page 74

21. Where appropriate, please disclose that your board of directors is classified, as established by Article V.5.2(b) of your third amended and restated articles of incorporation.

Certain Relationships and Related Party Transactions, page 81

22. Please revise to discuss your loan arrangements with 20100 Asset LLC, which you identify as an affiliate on page 45.

23. Please ensure that you describe each of the transactions that you describe here accurately, and that you have addressed all of the requirements of Item 404 of Regulation S-K, and please make corresponding revisions as appropriate in your discussion of your debt securities on page 86. We note, for example, that your $400,000 convertible note with Zimas is convertible at $0.40 per share, rather than $1.60, and that many of the loan arrangements that you discuss here have had their maturity dates extended beyond the dates that you discuss. Please also revise to indicate the amount outstanding as of the latest practicable date for each debt transaction. Please see Item 404(a)(5) of Regulation S-K.

24. Please disclose what consideration you received for the sale of your patent applications to HTI in 2014. Please see comment 31 of our letter dated December 8, 2015.

25. Please reconcile your statement on the bottom of page 82 that you received $390,927 from Helpful Capital on December 30, 2014 with your statement on pages F-16 and F-37 that this amount was due from Helpful Capital on December 31, 2014.

Financial Statements for Fiscal Quarter Ended September 30, 2015

Note 4- Notes Receivable, page F-12

26. We note you did not comply with prior comment 33. For each of your notes receivable outstanding at September 30, 2015, please supplementally provide us with an analysis of collectability that addresses the following issues:

- The specific reasons for any defaults and maturity extensions,

- The specific information you have regarding each borrower's cash flows and ability to repay,

- A complete and detailed ASC 310-10-35 analysis for each note that is impaired as that term is defined in the guidance, and

- With respect to notes secured by real estate, a complete description of the property, an explanation of the extent to which the appraised value is supported by current comparable sales transactions, and your estimate as to when you expect to sell the properties for cash.

Financial Statements for the Fiscal Years Ended December 31, 2014 and December 31, 2013

Audit Report, page F-22

27. We note you did not comply with prior comment 34. Please obtain a revised audit report from your independent accountants which includes an "emphasis- of- matter" paragraph,

below the opinion paragraph, that refers readers to the footnote where the restatement is discussed. Refer to the guidance in paragraphs 13-15 of AU-C Section 708.

Note 19- Restatement, page F-42

28. We note you did not comply with prior comment 37. Please expand your disclosure in footnote 5, on page F-44, to your cash flow statement corrections to discuss the nature and amount of the note receivable from Helpful Capital Group, LLC and the reason for the adjustment. In addition, discuss the mechanics of the corrections made to your Statements of Cash flows for this note for the fiscal years ended December 31, 2014 and 2013. Include with your next response, the page number(s) of your filing where disclosure has been revised.

Exhibits and Financial Statement Schedules, page 96

29. Please file the amendment to your warrant agreement with AssetsTZ, referred to on page 81, as well as the original loan agreement with Abratenko that you received in 2013, as material contracts.

You may contact Tracie Mariner at (202)551-3744 or Al Pavot at (202)551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

CC: Philip Magri, Esq. (*via e-mail*)
       Magri Law, LLC